AMENDMENTS TO
ARTICLES OF INCORPORATION OF AMERIS BANCORP
Approved and Adopted By Shareholders June 11, 2020
Effective June 12, 2020

The following amendments to the Articles of Incorporation (the “Articles”) of Ameris Bancorp (the “Company”) were approved and adopted by the Company’s shareholders at the Company’s 2020 Annual Meeting of Shareholders held on June 11, 2020, and became effective June 12, 2020 with the Company’s filing with the Secretary of State of the State of Georgia of articles of amendment reflecting such amendments.
1.The first paragraph of Article V of the Articles was amended as follows, with deletions thereto indicated by strike-outs and additions thereto indicated by underlining:
“The maximum number of shares of capital stock that this corporation shall be authorized to issue shall be ~~105,000,00~~ 205,000,000 shares which are to be divided into two classes as follows: ~~100,000,000~~ 200,000,000 shares of Common Stock, par value $1.00 per share, and 5,000,000 shares of Preferred Stock.”
2.Article XIII of the Articles (set forth below) was deleted in its entirety without substitution.
~~“XIII~~
~~Notwithstanding any provisions of these Articles of Incorporation or the Bylaws of the Corporation to the contrary, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all outstanding shares of capital stock of the Corporation then entitled to vote in an election of directors of the Corporation, voting as a single class, shall be required to alter, amend or repeal the provisions of Article XII hereof, this Article XIII or Article III, Section 2 of the Bylaws of the Corporation or to adopt any provision of these Articles of Incorporation or the Bylaws of the Corporation which is inconsistent with the provisions of Article XII hereof, this Article XIII or Article III, Section 2 of the Bylaws of the Corporation.”~~
3.Article XII, Section (2) of the Articles was amended as follows, with deletions thereto indicated by strike-outs and additions thereto indicated by underlining:
“(2) Each director, including a director elected to fill a vacancy or a newly created directorship, shall hold office until the next annual meeting of shareholders ~~the next election of the class of directors to which such director belongs~~ and until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal from office for cause.”